

August 3, 2023

Peter Bühler
Chief Financial Officer
Valneva SE
6 rue Alain Bombard
44800 Saint-Herblain, France

>   **Re: Valneva SE**
>   **Form 20-F for the Fiscal Year Ended December 31, 2022**
>   **Filed March 30, 2023**
>   **File No. 001-40377**

Dear Peter Bühler:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2022

Item 19. Exhibits
Exhibit 12.1 and 12.2, page 182

1.   We note the certifications provided in Exhibits 12.1 and 12.2 do not include paragraph 4(b) and the introductory language in paragraph 4 referring to internal control over financial reporting after the end of the transition period that allows these omissions. Please file an amendment that is limited to the cover page, explanatory note, signature page, and paragraphs 1, 2, 4 and 5 of the certifications. Refer to Instruction 12 to the Form 20-F Exhibits and Question 246.13 of the Compliance and Disclosure Interpretations of Regulation S-K.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Eric Atallah at (202) 551-3663 or Lynn Dicker, Senior Accountant, at (202) 551-3616 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences